Exhibit 99.3

BAOZUN INC.
(Incorporated in the Cayman Islands with limited liability)
(NASDAQ: BZUN)

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Form Of Proxy For Annual General Meeting (Or Any Adjournment Thereof) To Be Held On September 6, 2016 And At Building B, No. 1268 Wanrong Road, Shanghai, 200436, China

Introduction

This Form of Proxy is furnished in connection with the solicitation by the Board of Directors of Baozun Inc., a Cayman Islands exempted company (the “Company”), of proxies from the holders of the issued and outstanding Class A and Class B ordinary shares of the Company, par value US$0.0001 per share (the “Ordinary Shares”), to be exercised at the annual general meeting of the Company (the “Annual General Meeting”) to be held at Building B, No. 1268 Wanrong Road, Shanghai, 200436, China on September 6, 2016 at 10:00 a.m., Beijing time (or 10:00 p.m. on September 5, 2016, EDT), and at any adjournment(s) or postponement(s) thereof for the purposes set forth in the accompanying Notice of Annual General Meeting.

Only the holders of record of the Ordinary Shares at the close of business on August 5, 2016 (the “Record Date”) are entitled to notice of and to attend and vote at the Annual General Meeting. Each Class A Ordinary Share shall be entitled to one vote on all matters subject to the vote at general meetings of the Company, and each Class B Ordinary Share shall be entitled to ten (10) votes on all matters subject to vote at general meetings of the Company.

The Ordinary Shares represented by all properly executed proxies returned to the Company will be voted at the Annual General Meeting as indicated or, if no instruction is given, the proxy will exercise his/her discretion as to whether he/she votes and if so how. Any person giving a proxy has the right to revoke it at any time before it is exercised (i) by filing with the Company a duly signed revocation before the commencement of the Annual General Meeting (or any adjournment thereof) at which the proxy is sought to be used or (ii) by voting in person at the Annual General Meeting.

To be valid, this Form of Proxy must be completed, signed and delivered to the Company’s Investor Relations Department at Building B, No. 1268 Wanrong Road, Shanghai, 200436, China as soon as possible and in any event not less than 48 hours before the time for holding the Annual General Meeting or adjourned Annual General Meeting in accordance with the Fourth Amended and Restated Memorandum and Articles of Association of the Company.

BAOZUN INC.

(Incorporated in the Cayman Islands with limited liability)

(NASDAQ: BZUN)

Form of Proxy for Annual General Meeting (or any adjournment thereof) to be held on SEPTEMBER 6, 2016 and at Building B, No. 1268 Wanrong Road, Shanghai, 200436, China

I/We,                                         of ________________________ , being the registered holder(s) of _____________________ Class A ordinary shares and _____________________ Class B ordinary shares (Note 1), par value US$0.0001 per share, of Baozun Inc. (the “Company”) hereby appoint the Chairman of the Annual General Meeting(Note 2) or                                         of                                              as my/our proxy to attend and act for me/us at the Annual General Meeting (or at any adjournment thereof) of the Company to be held on September 6, 2016 at 10:00 a.m., Beijing time (or 10:00 p.m. on September 5, 2016, EDT), and at any adjournment(s) or postponement(s) thereof, and in the event of a poll, to vote for me/us as indicated below, or if no such indication is given, or on any other matter which may be considered at the Annual General Meeting (or any adjournment thereof) as my/our proxy thinks fit.

	RESOLUTION	FOR(Note 3)	AGAINST(Note 3)	ABSTAIN(Note 3)
1.	Resolution No. 1 as set out in the Notice of Annual General Meeting.
2.	Resolution No. 2 as set out in the Notice of Annual General Meeting.
3.	Resolution No. 3 as set out in the Notice of Annual General Meeting.

Dated _______________, 2016 Signature(s) (Note 4) _________________

______________________________

Notes:

[1]	Please insert the number of shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).
[2]	If any proxy other than the Chairman is preferred, strike out the words “THE CHAIRMAN OF THE ANNUAL GENERAL MEETING OR” and insert the name and address of the proxy desired in the space provided. A member may appoint one or more proxies to attend and vote in his or her stead. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALED BY THE PERSON(S) WHO SIGN(S) IT.
[3]	IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTION, TICK THE APPROPRIATE BOX MARKED “FOR.” IF YOU WISH TO VOTE AGAINST THE RESOLUTION, TICK THE APPROPRIATE BOX MARKED “AGAINST.” IF YOU WISH TO ABSTAIN FROM VOTING, TICK THE APPROPRIATE BOX MARKED “ABSTAIN.” Failure to complete any or all the boxes will entitle your proxy to cast his votes at his discretion.
[4]	This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either executed under its common seal or under the hand of an officer or attorney or other person duly authorized to sign the same.